Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 12, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ..X… Form 40-F ……

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ..... No ..X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On September 9, 2007, China Life Insurance Company Limited published its interim report as required by The Stock Exchange of Hong Kong Limited for the six months ended June 30, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description

99.1	Hong Kong interim report for the six months ended June 30, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

September 12, 2007	Name:	Wan Feng
	Title:	Vice President and Executive Director Acting Chief Executive Officer

EXHIBIT 99.1

Commission File Number 001-31914

Corporate Information

Company Name: China Life Insurance Company Limited

DIRECTORS

Executive Directors

Yang Chao

Wan Feng

Non-executive Directors

Shi Guoqing

Zhuang Zuojin

Independent Non-executive Directors

Long Yongtu

Sun Shuyi

Ma Yongwei

Chau Tak Hay

Cai Rang

Ngai Wai Fung

SUPERVISORS

Xia Zhihua

Wu Weimin

Qing Ge

Yang Hong

Tian Hui

COMPANY SECRETARY

Heng Kwoo Seng

AUTHORIZED REPRESENTATIVES

Wan Feng

Heng Kwoo Seng

REGISTERED OFFICE

China Life Tower

16 Chaowai Avenue, Chaoyang District

Beijing 100020, China

Tel: 86 (10) 8565 9999

Fax: 86 (10) 8525 2232

Website: www.e-chinalife.com

PLACE OF BUSINESS IN HONG KONG

25th Floor, C.L.I. Building

313 Hennessy Road, Wanchai

Hong Kong

Tel: (852) 2919 2628

Fax: (852) 2919 2638

AUDITORS

PricewaterhouseCoopers

LEGAL ADVISERS

King & Wood

Allen & Overy

Debevoise & Plimpton LLP

H SHARE REGISTRAR AND TRANSFER OFFICE Computershare Hong Kong Investor Services Limited

Room 1712-1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Hong Kong

DEPOSITARY

JPMorgan Chase Bank

4 New York Plaza, New York

New York 10004

Commission File Number 001-31914

Commission File Number 001-31914

Financial Summary

Unless otherwise stated, all the financial data of the Group (refers to the Company and its subsidiaries) set out in this report is prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”).

Six months ended 30 June (unaudited)

	RMB million (except basic and diluted earnings per share)
	2007	2006

Total revenues	101,429	72,665
Net profit[Note]	23,289	8,966
Basic and diluted earnings per share (RMB)	0.82	0.33

Note:	Net profit refers to net profit attributable to shareholders of the Company.

(Unaudited as at 30 June 2007)

		RMB million
	As at 30 June 2007	As at 31 December 2006

Total assets	849,804	764,395
Investment assets[Note 1]	766,325	686,804
Total shareholders’ equity[Note 2]	167,493	139,665

Note 1:	Investment assets include debt securities, equity securities, term deposits, statutory deposits-restricted, policy loans, securities purchased under agreements to resell and cash and cash equivalents.

Note 2:	Total shareholders’ equity refers to shareholders’ equity attributable to shareholders of the Company.

Commission File Number 001-31914

Chairman’s Statement

In the first half of 2007, the Company significantly enhanced its execution capabilities, captured opportunities arising from the markets and the listing of its A Shares, and actively responded to new challenges, thereby seeking to make itself an enterprise characterized by “learning and innovative”, “optimizing resources” and “growing with added value” by making use of the opportunities brought about by the promulgation of State Council’s “Some opinions on the reform and development of the insurance industry.” The Company aims at developing the China Life group as a top international financial insurance group, with an objective of developing the Company into a first class international life insurance company with strong capitalization, advanced corporate governance, well-established management system, stringent internal control, leading technologies, first-class team, quality services, outstanding brands and harmonious and balanced mode of development. The Company maintained a steady growth in its business and achieved a significant increase in its investment income. Our three major sales channels remained stable while pursuing balanced growth in the urban and rural markets. China Life also further optimized its business structure and service quality, devoted significant efforts to serving our harmonious society, and actively explored rural insurance business to further expand its coverage in rural insurance market. With further enhancements in capital, business income, assets quality, profitability, management effectiveness and corporate image, China Life significantly strengthened its overall advantages in the market. The Company is at its best development stage ever in its history.

China Life is a core member of the China Life group which ranked 192nd among “Fortune 500” announced by Fortune in 2007, and also ranked seventh in the “Top 100 China Listed Companies” announced by the magazine in July 2007. In the first half of 2007, the influence of the brand of “China Life” has continued to increase and its popularity in international market has further been boosted. It was not only named one of the “World’s Top 500 Brand” in 2007 jointly by the World Brand Organization and the US-China Economic Trade & Investment General Chamber of Commerce, but also won the “China’s Top 10 Valuable Brands” awarded by the World Brand Laboratory. In addition, China Life was awarded the great prize of the “Most Favourable Enterprise Brand of Consumers in China 2007” in the election of the “Most Favourable Enterprise Brand” of consumers in China in 2007 and was the only insurance enterprise brand that was granted award.

REVIEW OF THE FIRST HALF YEAR 2007

STEADY BUSINESS GROWTH, CONTINUOUS OPTIMIZATION OF BUSINESS STRUCTURE

For the six months ended 30 June 2007, total revenues of the Group (including the Company and its subsidiaries) were RMB101,429 million, an increase of 39.6% compared with the corresponding period of 2006. Among them, gross written premiums and policy fees reached RMB63,753 million, up 16.8% from the corresponding period of 2006.

According to the data released by the China Insurance Regulatory Commission, China Life continued to maintain its leading position in the life insurance market in China (for the purpose of this report, “China” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan), with a market share, based on PRC GAAP, of 46.86% in the first half of 2007, representing an increase of 1.59 percentage point from the year of 2006.

While steadily growing its business, China Life stepped up its efforts to adjust its business structure. For the six months ended 30 June 2007, the Company’s first-year regular gross written premiums amounted to RMB16,173 million, an increase of 23.9% from the corresponding period of 2006. First-year regular gross written premiums accounted for 93.3% of the first-year gross written premiums of long term traditional insurance contracts.

Commission File Number 001-31914

Chairman’s Statement

INCREASE IN INVESTMENT INCOME, IMPROVEMENT OF EARNING ABILITY

China Life is one of the largest institutional investors in China’s capital markets. As at 30 June 2007, the Group’s investment assets were RMB766,325 million, an increase of 28.8% from 30 June 2006, and an increase of 11.6% from the end of 2006.

More efforts were devoted by the Company to optimize its investment portfolio and improve asset allocation. During the first half of 2007, by capitalizing on favourable conditions in the PRC’s stock markets, the Company further increased the proportion of investment in equity assets, resulting in a substantial increase in investment income. The Company continued to seize strategic investment opportunities. It participated in the private placement of China Minsheng Banking Corp. Ltd. by contributing RMB5,448 million.

For the six months ended 30 June 2007, the Group’s net investment yield1 was 3.36%, an increase of 1.24 percentage points from the corresponding period of 2006. The total investment yield2 was 5.19%, an increase of 1.90 percentage points from the corresponding period of 2006.

In the first half of 2007, net profit attributable to shareholders of the Company was RMB23,289 million, an increase of 159.7% from the corresponding period of 2006. As at 30 June 2007, total shareholders’ equity of the Company was RMB167,493 million, up 19.9% from the end of 2006.

As at 30 June 2007, the Company’s solvency ratio was 4.40 times the minimum regulatory requirement. In the first half of 2007, our consolidated cost ratio was 15.3%, which basically maintained at a stable level as compared with the corresponding period of 2006.

STABLE SALES CHANNELS, ENHANCED SERVICE QUALITY

Currently, China Life has the most extensive distribution network in China’s insurance industry, comprising over 650,000 exclusive agents, 12,000 group insurance sales force, over 90,000 intermediary sale agencies, spreading over in commercial bank, postal savings, cooperative saving institutions and with over 20,000 customers managers as at 30 June 2007. Sales channel for individual insurances, which is a core sales channel of the Company, maintained a stable development. 97.5% of our exclusive agents now hold valid licenses, which is an increase of about 18 percentage points from the corresponding period in 2006, and an increase of 3.5 percentage points from the end of 2006. The Company continued to strive to integrate sales channel resources and share customer information. A special business department has been created to strengthen execution of an “integrated” sales strategy and consolidate sales resources. Our Tibetan branch was formally opened for business on 28 May 2007, which means that the sale agencies of the Company have spread to all provinces and autonomous regions of China.

[1]

The net investment yield = net investment income/((investment assets at the beginning of the period – securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period – securities sold under agreements to repurchase at the end of the period)/2)

[2]

The total investment yield = (net investment income + net realized gains on financial assets + net fair value gains on assets at fair value through income (held-for-trading))/((investment assets at the beginning of the period – securities sold under agreements to repurchase at the beginning of the period + investment assets at the end of the period – securities sold under agreements to repurchase at the end of the period)/2)

Commission File Number 001-31914

Chairman’s Statement

During the first half of 2007, the Company initiated a series of customer service activities with the theme “Creation of Harmonious Life with China Life” across China. More than 25,000 activities were organized and with more than 55 million customers participated. Through these activities, the service standards were improved and the brand image of China Life was further enhanced. The Company has decided to make 16 June of every year as “China Life Customer Day”.

The Company improves the segmentation and professional management of customer services and upgrades the divergence management standard through the promotion of the “China Life 1+N” service brand and the strengthening of VIP customer service management. China Life is committed to further enhancing its customer service quality through the establishment of a well-developed customer service system that is customer-centered and reflects the corporate culture of China Life.

During the first half of 2007, the Company paid a total amount of about RMB 40 billion of maturity benefits, with the number of payment cases amounting to over 2 million. This shows the strength and high service efficiency of the Company.

CORPORATE GOVERNANCE ENHANCED, RISK MANAGEMENT STRENGTHENED

During the first half of 2007 the Company seriously commenced activities for special projects relating to corporate governance and completed a self-review on corporate governance according to the requirements of the China Securities Regulatory Commission. The self-review report and reform program were approved by the board of directors on 12 June 2007 and subsequently made public after being successfully approved by regulatory authorities.

The Company has conducted compliance works in accordance with Sarbanes-Oxley Act Section 404 and other securities legislation in the United States throughout the Company since December 2004 which covered the Company, its subsidiary, China Life Insurance Asset Management Company Limited, and external actuary consultant. We have been through the two stages of project management and routinization of management. They continuously passed the test of management and defect rectification tests. During the first half of 2007, the Company completed a self assessment on internal control over financial reporting as at 31 December 2006 and confirmed such internal control was effective. The Company had also received from our registered independent auditors unqualified opinions on the above management’s assessment of the effectiveness of internal control over financial reporting and on the effectiveness of our internal control over financial reporting as at 31 December 2006. During the first half of 2007, China Life formulated the “Guiding Opinions on Further Strengthening the Work of Internal Control” and released it for implementation. It further improved the establishment of its internal control system and stepped up its efforts in internal control, with a focus remaining on the compliance with Section 404. The Company will continue to strengthen its internal control system to ensure sustainable and healthy development of its business.

TAKING UP OF SOCIAL RESPONSIBILITIES, CARE FOR SHAREHOLDERS’ INTERESTS

As the largest life insurer in China, the Company is committed to conscientiously performing its corporate social responsibilities. During the first half of 2007, the Company continued to develop its policy-oriented business such as promoting the New Village Cooperative Medical Scheme. By leveraging on the features of commercial insurance in the comprehensive village medical scheme, the Company serviced in the drug and medical system reform. As of the end of June 2007, there were 11 branches of the Company in 82 counties (cities and areas) that had participated in the New Village Cooperative Medical Scheme locally, 34 more regions than the end of 2006, which represented more than three fourth of the total number of regions that had participated in the New Village Cooperative Medical Scheme by the insurance industry in China. As at 30 June 2007, the New Village Cooperative Medical Scheme has reached 24.08 million participants, an increase of 6.68 million participants compared to the end of 2006.

Commission File Number 001-31914

Chairman’s Statement

The Company also introduced new products targeting at rural market, such as “China Life New Industrial Life Insurance”, “China Life Villagers with Land Expropriated and Requisitioned Group Annuities (Class A), “China Life Villagers with Land Expropriated and Requisitioned Group Annuities (Class B) (Participating)”. The Company further developed “China Life Accident and Disability Insurance” focusing on workers from rural areas, so as to actively pursue the rural insurance business and facilitate construction of new rural areas for building a harmonious society.

On 16 June 2007, upon the contribution of RMB 50 million, the Company officially established the “China Life Charitable Fund”. The fund donated RMB 10 million, and launched, together with China Red Cross, a large-scale charity activity called the “Healthy New Village Project”. At the same time, the “China Life Program for Rural Medical Services and Poverty Assistance” was launched. In addition, the Company also supported the construction of 18 “China Life Long March Primary Schools”. The Company strives for the combination of business benefits and social responsibilities, promote the interests of its shareholders, customers and staff, and to maximize economic benefits, corporate image and investment return for the Company through its active participation of social and charity activities.

For the outstanding contributions with respect to corporate social responsibilities, China Life was awarded the highest honour “Red Cross Badge” by China Red Cross Foundation. At the same time, the Company was awarded by organizations such as the Shanghai Securities News as the “Most Responsible Listed Company in China”.

As the sole financial enterprise of China that is currently listed in Shanghai, Hong Kong and New York, China Life has been committed to maximizing value for shareholders. In May 2007, the Company organized the first “Corporate Day” in Guangxi for global investors and analysts, which increased the transparency of the Company, allowed the investors and analysts around the world to improve their understandings of the Company’s operation and boosted their confidence in China Life. In July 2007, the Company held a “Presentation on an Analysis of the Valuation of Life Insurers” in Beijing and introduced to more than 100 fund managers and analysts from 49 fund houses in China about the methods adopted internationally for analyzing and evaluating the valuation of life insurance companies. This presentation activity had achieved good results. Through the organization of the above activities, the Company further strengthened its communications with investors.

DIVIDEND

Pursuant to the resolution passed at the meeting of the Board on 27 August 2007, the Company will not declare any interim dividend for the six months ended 30 June 2007.

Commission File Number 001-31914

Chairman’s Statement

Outlook

In the second half of 2007, adjustments of China’s macro-economic policies, volatilities in the capital markets, intense competition in the life insurance market, and changes in the regulatory policy of the industry (including reform on pricing of life insurance products) may affect the future operation of the Company.

As a leading life insurance company in China and one of the largest institutional investors in China’s capital markets, the Company will pursue its great objective of making China Life Group as a top international financial insurance group. It will further implement its development strategies of “strengthening core businesses and appropriate diversification into related areas”, and develop traditional and participating products as its priority, suitably develop some new business such as unit-linked and universal insurance products, continue to emphasis on long term regular business, focus on optimizing its business structure, continue to emphasis on exclusive agents force, explore group insurance channel and bank insurance channel, continue to emphasis on combination of overall development strategy and local market competitive tactics, realize the fast, coordinated and continued business development of the Company. The Company will continue to leverage the advantages of having the largest client base and most extensive distribution channels and service networks in the country. While proactively adapting to the changing demands of clients, more effort will be devoted to business growth and improvement of business structure, with a view to maintaining a rapid pace of business development. China Life will further enhance its investment management capability to improve its profitability, as well as to strengthen its internal controls, risk management and staff building-up. We shall strive to develop the Company into a first class international life insurance company, to create better value for our shareholders.

Yang Chao

Chairman

Beijing, China

27 August 2007

Commission File Number 001-31914

Management Discussion and Analysis

For the six months ended 30 June 2007 and 2006, the Company’s gross written premiums and deposits were as follows:

Unaudited	RMB million

	For the six months ended 30 June
	2007	2006
Individual Life Insurance

Gross written premiums	52,242	43,909
First-year gross written premiums	16,725	13,408
Single gross written premiums	624	390
First-year regular gross written premiums	16,101	13,018
Renewal gross written premiums	35,517	30,501
Deposits	47,969	46,053
First-year deposits	41,853	37,936
Single deposits	39,876	36,191
First-year regular deposits	1,977	1,745
Renewal deposits	6,116	8,117

Group life insurance
Gross written premiums	626	807
First-year gross written premiums	612	798
Single gross written premiums	540	759
First-year regular gross written premiums	72	39
Renewal gross written premiums	14	9
Deposits	15,735	14,946
First-year deposits	15,732	14,933
Single deposits	15,727	14,923
First-year regular deposits	5	10
Renewal deposits	3	13

Accident and health insurance
Gross written premiums	5,986	5,525
Short-term accident insurance
Gross written premiums	2,810	2,672
Short-term health insurance
Gross written premiums	3,176	2,853

Total gross written premiums	58,854	50,241

Total deposits	63,704	60,999

Commission File Number 001-31914

Management Discussion and Analysis

As at 30 June 2007 and 31 December 2006, the investment assets of the Group were as follows:

		RMB million
	Unaudited	Audited
	As at 30 June 2007	As at 31 December 2006
Debt securities	397,218	357,898
Held-to-maturity securities	186,486	176,559
Available-for-sale securities	196,238	176,868
At fair value through income (held-for-trading)	14,494	4,471
Equity securities	128,049	95,493
Available-for-sale securities	105,222	62,595
At fair value through income (held-for-trading)	22,827	32,898
Term deposits	172,126	175,476
Statutory deposits-restricted	5,473	5,353
Policy loans	3,678	2,371
Securities purchased under agreements to resell	2,047	–
Cash and cash equivalents	57,734	50,213

Total	766,325	686,804

SUMMARY

For the six months ended 30 June 2007, the Group’s total revenues were RMB101,429 million as compared with RMB72,665 million for the corresponding period in 2006, representing an increase of 39.6%. Net profit attributable to shareholders of the Company for the six months ended 30 June 2007 amounted to RMB23,289 million, as compared with RMB8,966 million for the corresponding period in 2006, representing an increase of 159.7%. The increase in our total revenues was mainly attributable to the increase in gross written premiums and policy fees, as well as the substantial increase in investment income.

For the six months ended 30 June 2007, the basic and diluted earnings per share was RMB0.82, which increased about RMB0.49 from RMB0.33 as compared to the corresponding period in 2006.

During the first half of 2007, the development of the Company’s business in urban and rural areas has resulted in further optimization of business structure. In order to meet the demands of changing markets, the Company strengthen its efforts in developing new products and upgrading existing products. The Company launched a new product “China Life New Industrial Life Insurance” in three pilot provinces for the rural market and has achieved satisfactory results. In the second half of this year, efforts will be devoted to expand the sales of this product to more areas.

On 12 June 2007, the Company convened the seventh meeting of the second session of the Board, where the resolution for the award of the third batch of stock appreciation rights was considered and approved in the meeting. At present, the stock appreciation rights scheme implemented by the Company is a motivation scheme targeting at the senior management officers and key employees based on the price of the Company’s H shares. The stock appreciation rights do not involve any issue of new shares and have no dilution impact on shareholding structure of the Company.

Commission File Number 001-31914

Management Discussion and Analysis

Pursuant to paragraph 40(2) of Appendix 16 of Rules (the “Listing Rules”) Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”), apart from those disclosed in this report, the Company confirmed that the matters as referred to in paragraph 32 of Appendix 16 regarding the Company have not changed materially from those disclosed in our annual report for 2006.

SIX MONTHS ENDED 30 JUNE 2007 COMPARED WITH SIX MONTHS ENDED JUNE 2006

Total Revenues

For the six months ended 30 June 2007, gross written premiums and policy fees were RMB63,753 million, as compared with RMB54,580 million for the corresponding period in 2006, representing an increase of 16.8%. The increase was mainly attributable to the growth in individual life insurance business.

For the six months ended 30 June 2007, the Group’s net investment income was RMB24,071 million, as compared with RMB11,341 million for the corresponding period in 2006, representing an increase of 112.2%. Such increase was mainly attributable to the growth in total investment assets, equity weightings adjustments made to optimize the investment portfolio and the generally favourable performance of the A Share market in China during the first half of 2007.

For the six months ended 30 June 2007, net realised gains on financial assets were RMB2,262 million (six months ended 30 June 2006: net realised gains on financial assets RMB497 million). Net fair value gains on assets at fair value through income (held-for-trading) were RMB10,842 million (six months ended 30 June 2006: net fair value gains at fair value through income (held-for-trading) were RMB5,758 million). Such result was mainly attributable to the generally favorable performance of the A Share market in China during the first half of 2007.

Benefits, claims and expenses

For the six months ended 30 June 2007, the Group’s total benefits, claims and expenses were RMB76,918 million, as compared with RMB61,355 million for the corresponding period in 2006, which were increased by 25.4%. The increase was mainly attributable to the growth of our insurance business, payment arising from maturity of some products and increase of dividend payments to policyholders.

For the six months ended 30 June 2007, our consolidated cost ratio was 15.3%, which represents a stable result as compared with the corresponding period in 2006.

Income tax

For the six months ended 30 June 2007, the Group’s income tax expenses were RMB1,420 million (in the corresponding period of 2006: RMB2,299 million). The effective tax rate of the Group reduced from 20.3% in the first half of 2006 to 5.7% in the first half of 2007. The decline was mainly attributable to a reduction of the enterprise income tax rate applicable to the Group from 33% to 25% with effect from 1 January 2008. Regarding the deferred tax assets or liabilities that were recognised on the date of promulgation of the new income tax law and expected to be settled after 1 January 2008, the Group made an adjustment to their book value using the applicable tax rate of 25%, resulting in a substantial reversal of deferred tax liabilities and a reduction of income tax expenses for the six months ended 30 June 2007.

Commission File Number 001-31914

Management Discussion and Analysis

Net profit

For the six months ended 30 June 2007, net profit attributable to shareholders of the Company was RMB23,289 million, as compared with RMB8,966 million in the corresponding period of 2006, which was increased by 159.7%. The increase in net profit attributable to shareholders of the Company was mainly attributable to substantial increase in investment return, business growth, the continuing optimization of the structure of insurance business, reduction of enterprise income tax rate, and strengthened cost management.

Liquidity and capital resources

Sources of Liquidity

The Company’s principal cash inflows come from insurance premiums, deposits, proceeds from sales and maturity of financial assets, investment income and financing. The primary risks over liquidity with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, the risks of default by debtors, as well as volatilities in interest rate and capital market and other risks. The Company will closely monitor and manage these risks.

Additional sources of liquidity to meet unexpected cash outflows are available from cash and our investment assets. As at 30 June 2007, the amount of cash and cash equivalents of the Group was RMB57, 734 million (RMB50,213 million as at 31 December 2006). As at 30 June 2007, the amount of term deposits of the Group was RMB172, 126 million (RMB175,476 million as at 31 December 2006).

Our investment portfolio may also provide us with a source of liquidity to meet unexpected cash outflows. As at 30 June 2007, the investments in debt securities (excluding held-to-maturity securities) had a fair value of RMB210,732 million (RMB181,339 million as at 31 December 2006). As at 30 June 2007, investment in equity securities had a fair value of RMB128,049 million (RMB95,493 million as at 31 December 2006).

Uses of Liquidity

The Company’s principal cash outflows primarily relate to the benefits and claims associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to the Company’s shareholders.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

CLASS ACTION

The Company and certain of its past directors (the “defendants”) have been named in nine putative class action lawsuits filed in the United States District Court for the Southern District of New York between 16 March 2004 and 14 May 2004. The lawsuits have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, NO.04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on 19 January 2005, which names the Company, Wang Xianzhang (past director), Miao Fuchun (past director) and Wu Yan (past director) as defendants. The consolidated amended compliant alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company has engaged U.S. counsel to contest vigorously on the lawsuits. The defendants jointly moved to dismiss the consolidated amended complaint on 21 March 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended compliant on 18 November 2005. That motion has been fully briefed and is pending before the Court.

Commission File Number 001-31914

Auditors’ Review Report

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

TO THE BOARD OF DIRECTORS OF CHINA LIFE INSURANCE COMPANY LIMITED

(incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 13 to 39, which comprises the condensed consolidated balance sheet of China Life Insurance Company Limited (the “Company”) and its subsidiaries as at 30 June 2007 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 27 August 2007

Commission File Number 001-31914

Condensed Consolidated Balance Sheet

As at 30 June 2007

		Unaudited As at 30 June 2007	Audited As at 31 December 2006
	Note	RMB million	RMB million

ASSETS
Property, plant and equipment		15,263	14,565
Deferred policy acquisition costs		39,593	39,230
Investments in associates		6,391	6,071
Financial assets
Debt securities		397,218	357,898
– held-to-maturity securities	4.1	186,486	176,559
– available-for-sale securities	4.2	196,238	176,868
– at fair value through income (held-for-trading)	4.3	14,494	4,471
Equity securities		128,049	95,493
– available-for-sale securities	4.2	105,222	62,595
– at fair value through income (held-for-trading)	4.3	22,827	32,898
Term deposits	4.5	172,126	175,476
Statutory deposits-restricted		5,473	5,353
Policy loans		3,678	2,371
Securities purchased under agreements to resell		2,047	–
Accrued investment income		9,784	8,461
Premiums receivables		8,949	6,066
Reinsurance assets		1,023	986
Other assets		2,476	2,212
Cash and cash equivalents		57,734	50,213

Total assets		849,804	764,395

The notes on pages 18 to 39 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

Condensed Consolidated Balance Sheet

As at 30 June 2007

		Unaudited As at 30 June 2007	Audited As at 31 December 2006
	Note	RMB million	RMB million

LIABILITIES AND EQUITY
Liabilities

Insurance contracts
Short-term insurance contracts
– reserves for claims and claim adjustment expenses		2,311	2,498
– unearned premium reserves		5,636	5,346
Long-term traditional insurance contracts	6.2	200,031	172,875
Long-term investment type insurance contracts	6.3	282,261	282,672
Deferred income		46,331	41,371
Financial liabilities
Investment contracts
– with Discretionary Participation Feature (“DPF”)	7	49,727	45,998
– without DPF	7	2,555	2,614
Securities sold under agreements to repurchase		11,069	8,227
Annuity and other insurance balances payable		12,559	8,891
Premiums received in advance		1,187	2,329
Policyholder dividends payable		35,450	26,057
Other liabilities		9,558	5,333
Current income tax liabilities		4,326	843
Deferred tax liabilities	12	18,339	19,022
Statutory insurance fund		139	114

Total liabilities		681,479	624,190

Contingencies and commitments	17,18	–	–

Shareholders’ equity
Share capital	16	28,265	28,265
Reserves		86,824	77,368
Retained earnings		52,404	34,032

Total shareholders’ equity		167,493	139,665

Minority interest		832	540

Total equity		168,325	140,205

Total liabilities and equity		849,804	764,395

Approved and authorized for issue by the Board of Directors on 27 August 2007

Yang Chao	Wan Feng
Director	Director

The notes on pages 18 to 39 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

Condensed Consolidated Income Statement

For the six months ended 30 June 2007

	Unaudited
	For the six months ended 30 June
		2007	2006
	Note	RMB million	RMB million
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts for the six months ended 30 June 2007: RMB63,308 million, for the six months ended 30 June 2006: RMB54,309 million)		63,753	54,580
Less: premiums ceded to reinsurers		(35)	(43)

Net written premiums and policy fees		63,718	54,537
Net change in unearned premium reserves		(301)	(289)

Net premiums earned and policy fees		63,417	54,248

Net investment income	8	24,071	11,341
Net realised gains on financial assets	9	2,262	497
Net fair value gains on assets at fair value through income (held-for-trading)	10	10,842	5,758
Other income		837	821

Total revenues		101,429	72,665

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits		(8,504)	(4,120)
Accident and health claims and claim adjustment expenses		(2,988)	(3,193)
Increase in long-term traditional insurance contracts liabilities		(27,170)	(26,741)
Interest credited to long-term investment type insurance contracts		(3,530)	(3,073)
Interest credited to investment contracts		(650)	(592)
Increase in deferred income		(4,454)	(7,007)
Policyholder dividends resulting from participation in profits		(13,386)	(5,398)
Amortisation of deferred policy acquisition costs		(9,466)	(6,071)
Underwriting and policy acquisition costs		(1,468)	(1,265)
Administrative expenses		(4,550)	(3,542)
Other operating expenses		(648)	(263)
Statutory insurance fund		(104)	(90)

Total benefits, claims and expenses		(76,918)	(61,355)

Share of results of associates		321	–
Net profit before income tax expenses	11	24,832	11,310
Income tax expenses	12	(1,420)	(2,299)

Net profit		23,412	9,011

Attributable to:
– shareholders of the Company		23,289	8,966
– minority interest		123	45

Basic and diluted earnings per share	13	RMB 0.82	RMB 0.33

Dividends approved and declared during the period	14	3,957	1,338

The notes on pages 18 to 39 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

Condensed Consolidated Statement of Changes In Equity

For the six months ended 30 June 2007

	Unaudited
	Attributable to shareholders of the Company			Minority interest	Total
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million

As at 1 January 2007	28,265	77,368	34,032	540	140,205

Net profit	–	–	23,289	123	23,412
Dividends approved and declared	–	–	(3,957)	–	(3,957)
Appropriation to reserve fund	–	960	(960)	–	–
Unrealised gains/(losses), net of tax	–	8,496	–	(7)	8,489
Capital contribution	–	–	–	179	179
Others	–	–	–	(3)	(3)

As at 30 June 2007	28,265	86,824	52,404	832	168,325

As at 1 January 2006	26,765	37,225	16,388	431	80,809

Net profit	–	–	8,966	45	9,011
Dividends approved and declared	–	–	(1,338)	–	(1,338)
Dividends to minority interests	–	–	–	(8)	(8)
Unrealised gains, net of tax	–	3,560	–	10	3,570

As at 30 June 2006	26,765	40,785	24,016	478	92,044

The notes on pages 18 to 39 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2007

	Unaudited For the six months ended 30 June
	2007	2006
	RMB million	RMB million

Net cash inflow from operating activities	59,508	36,193

Net cash outflow from investing activities	(57,857)	(74,471)

Net cash inflow from financing activities	6,070	53,336

Net increase in cash and cash equivalents	7,721	15,058

Cash and cash equivalents
Beginning of period at 1 January	50,213	28,051
Foreign currency losses on cash and cash equivalents	(200)	(135)

End of period at 30 June	57,734	42,974

Analysis of balances of cash and cash equivalents
Cash at bank and in hand	49,607	26,795
Short-term bank deposits	8,127	16,179

Cash and cash equivalents	57,734	42,974

The notes on pages 18 to 39 form an integral part of these condensed consolidated financial statements.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (formerly China Life Insurance Company) (“CLIC”) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries, are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a limited liability company incorporated and located in China. The address of its registered office is: 16 Chaowai Avenue, Chaoyang District, Beijing, PRC. The Company was listed on the Stock Exchange of Hong Kong, the New York Stock Exchange and the Shanghai Stock Exchange.

These condensed consolidated financial statements are presented in millions of RenMinBi (“RMB million”) unless otherwise stated. These condensed consolidated financial statements have been approved for issue by the board of directors on 27 August 2007.

2	BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated financial statements have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants.

These condensed consolidated financial statements should be read in conjunction with the 2006 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed consolidated financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

3	SEGMENT INFORMATION

3.1	Business segments

The Group has the following main business segments:

(i)	Individual life insurance business

Individual life insurance business relates primarily to the sale of insurance contracts and investment contracts to individuals and comprises participating and non-participating business. Participating life insurance business relates primarily to the sale of participating contracts, which provides the policyholder with a participation in the profits arising from the invested assets relating to the policy and mortality gains. Non-participating insurance business relates primarily to non-participating life insurance and annuity products, which provides guaranteed benefits to the insured without a participation in the profits.

(ii)	Group life insurance business

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts to group entities and comprises participating and non-participating business as described above.

(iii)	Accident and health insurance business

Accident and health insurance business relates primarily to the sale of accident and health insurance and accident only products.

(iv)	Corporate and other

Corporate and other business relates primarily to income and expenses in respect of the provision of the services to CLIC, as described in note 15, share of results of associates and unallocated income taxes.

3.2	Basis of allocating net investment income, realised and unrealised gains or losses and administrative and other operating expenses

Net investment income, net realised gains or losses on financial assets, net fair value gains or losses on assets at fair value through income (held-for-trading) and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average statutory policyholder reserve and claims provision at the beginning and end of the period. Administrative and other operating expenses are allocated among segments in proportion to the unit cost of products in the respective segments.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

3	SEGMENT INFORMATION (CONTINUED)

	For the six months ended 30 June 2007
	Individual life	Group life	Accident & Health (RMB million)	Corporate & other	Total

Revenues
Gross written premiums and policy fees	56,687	1,080	5,986	–	63,753
Gross written premiums	52,242	626	5,986	–
– Term Life	83	8	–	–
– Whole Life	16,029	516	–	–
– Endowment	24,271	–	–	–
– Annuity	11,859	102	–	–
Policy fees	4,445	454	–	–
Net premiums earned and policy fees	56,681	1,080	5,656	–	63,417
Net investment income	21,595	2,125	351	–	24,071
Net realised gains on financial assets	2,029	200	33	–	2,262
Net fair value gains on assets at fair value through income (held-for-trading)	9,727	957	158	–	10,842
Other income	–	–	–	837	837

Segment revenues	90,032	4,362	6,198	837	101,429

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(7,860)	(644)	–	–	(8,504)
Accident and health claims and claim adjustment expenses	–	–	(2,988)	–	(2,988)
Increase in long-term traditional insurance contracts liabilities	(27,087)	(83)	–	–	(27,170)
Interest credited to long-term investment type insurance contracts	(3,520)	(10)	–	–	(3,530)
Interest credited to investment contracts	–	(650)	–	–	(650)
Increase in deferred income	(4,415)	(39)	–	–	(4,454)
Policyholder dividends resulting from participation in profits	(11,744)	(1,642)	–	–	(13,386)
Amortization of deferred policy acquisition costs	(8,665)	(202)	(599)	–	(9,466)
Underwriting and policy acquisition costs	(1,268)	(44)	(156)	–	(1,468)
Administrative expenses	(2,562)	(287)	(822)	(879)	(4,550)
Other operating expenses	(514)	(55)	(43)	(36)	(648)
Statutory insurance fund	(90)	–	(14)	–	(104)

Segment benefits, claims and expenses	(67,725)	(3,656)	(4,622)	(915)	(76,918)

Share of results of associates	–	–	–	321	321

Segment results	22,307	706	1,576	243	24,832

Income tax expenses	–	–	–	(1,420)	(1,420)

Net profit/(loss)	22,307	706	1,576	(1,177)	23,412

Attributable to:
– shareholders of the Company	22,307	706	1,576	(1,300)	23,289
– minority interest	–	–	–	123	123

Unrealised gains/(loss) included in shareholders’ equity	7,623	750	124	(1)	8,496

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

3	SEGMENT INFORMATION (CONTINUED)

	For the six months ended 30 June 2006
	Individual life	Group life	Accident & Health (RMB million)	Corporate & other	Total

Revenues
Gross written premiums and policy fees	47,958	1,097	5,525	–	54,580
Gross written premiums	43,909	807	5,525	–
–Term Life	83	13	–	–
–Whole Life	13,990	781	–	–
–Endowment	26,793	–	–	–
–Annuity	3,043	13	–	–
Policy fees	4,049	290	–	–
Net premiums earned and policy fees	47,923	1,097	5,228	–	54,248
Net investment income	10,042	1,180	119	–	11,341
Net realised gains on financial assets	440	52	5	–	497
Net fair value gains on assets at fair value through income (held-for-trading)	5,098	599	61	–	5,758
Other income	–	–	–	821	821

Segment revenues	63,503	2,928	5,413	821	72,665

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(4,027)	(93)	–	–	(4,120)
Accident and health claims and claim adjustment expenses	–	–	(3,193)	–	(3,193)
Increase in long-term traditional insurance contracts liabilities	(26,320)	(421)	–	–	(26,741)
Interest credited to long-term investment type insurance contracts	(3,058)	(15)	–	–	(3,073)
Interest credited to investment contracts	–	(592)	–	–	(592)
Increase in deferred income	(6,935)	(72)	–	–	(7,007)
Policyholder dividends resulting from participation in profits	(5,045)	(353)	–	–	(5,398)
Amortization of deferred policy acquisition costs	(5,277)	(342)	(452)	–	(6,071)
Underwriting and policy acquisition costs	(1,131)	(24)	(110)	–	(1,265)
Administrative expenses	(2,003)	(202)	(680)	(657)	(3,542)
Other operating expenses	(180)	(22)	(1)	(60)	(263)
Statutory insurance fund	(80)	(1)	(9)	–	(90)

Segment benefits, claims and expenses	(54,056)	(2,137)	(4,445)	(717)	(61,355)

Segment results	9,447	791	968	104	11,310

Income tax expenses	–	–	–	(2,299)	(2,299)

Net profit/(loss)	9,447	791	968	(2,195)	9,011

Attributable to:
– shareholders of the Company	9,447	791	968	(2,240)	8,966
– minority interest	–	–	–	45	45

Unrealised gains included in shareholders’ equity	3,153	370	37	–	3,560

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

4	FINANCIAL ASSETS

4.1	Held-to-maturity securities

	Amortised cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million

As at 30 June 2007

Debt Securities
Government bonds	95,006	2,005	(303)	96,708
Government agency bonds	63,855	929	(3,660)	61,124
Corporate bonds	3,257	224	(5)	3,476
Subordinated bonds/debts	24,368	298	–	24,666

Total	186,486	3,456	(3,968)	185,974

As at 31 December 2006

Debt Securities
Government bonds	94,999	7,791	(26)	102,764
Government agency bonds	53,935	2,642	(244)	56,333
Corporate bonds	3,257	296	–	3,553
Subordinated bonds/debts	24,368	1,282	(8)	25,642

Total	176,559	12,011	(278)	188,292

Contractual maturity schedule	Amortised cost		Estimated fair value
	As at 30 June 2007 RMB million	As at 31 December 2006 RMB million	As at 30 June 2007 RMB million	As at 31 December 2006 RMB million
Maturing:
Within one year	4,785	2,974	4,821	3,008
After one year but within five years	50,933	51,483	52,112	54,345
After five years but within ten years	35,947	37,295	36,728	40,279
After ten years	94,821	84,807	92,313	90,660

Total	186,486	176,559	185,974	188,292

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

4	FINANCIAL ASSETS (CONTINUED)

4.2	Available-for-sale securities

	Amortised cost/Cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million

As at 30 June 2007

Debt securities
Government bonds	60,523	77	(2,126)	58,474
Government agency bonds	105,491	149	(8,168)	97,472
Corporate bonds	31,917	114	(1,092)	30,939
Subordinated bonds/debts	9,467	9	(123)	9,353

Subtotal	207,398	349	(11,509)	196,238

Equity securities
Funds	23,074	20,067	(20)	43,121
Common stocks	31,895	30,397	(191)	62,101

Subtotal	54,969	50,464	(211)	105,222

Total	262,367	50,813	(11,720)	301,460

Debt securities	As at 30 June 2007
-contractual maturity schedule	Amortised cost RMB million	Estimated fair value RMB million

Maturing:
Within one year	2,008	2,026
After one year but within five years	23,217	22,754
After five years but within ten years	58,279	56,100
After ten years	123,894	115,358

Total	207,398	196,238

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

4	FINANCIAL ASSETS (CONTINUED)

4.2	Available-for-sale securities (continued)

	Amortised cost/Cost RMB million	Gross unrealised gains RMB million	Gross unrealised losses RMB million	Estimated fair value RMB million
As at 31 December 2006

Debt securities
Government bonds	60,058	863	(569)	60,352
Government agency bonds	78,300	664	(243)	78,721
Corporate bonds	31,001	238	(487)	30,752
Subordinated bonds/debts	7,068	12	(37)	7,043

Subtotal	176,427	1,777	(1,336)	176,868

Equity securities
Funds	20,535	12,437	(103)	32,869
Common stocks	15,876	13,882	(33)	29,725
Warrants	–	1	–	1

Subtotal	36,411	26,320	(136)	62,595

Total	212,838	28,097	(1,472)	239,463

Debt securities -contractual maturity schedule	As at 31 December 2006
	Amortised cost RMB million	Estimated fair value RMB million
Maturing:
Within one year	4,544	4,561
After one year but within five years	26,664	27,016
After five years but within ten years	60,261	59,995
After ten years	84,958	85,296

Total	176,427	176,868

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

4	FINANCIAL ASSETS (CONTINUED)

4.3	Financial assets at fair value through income (held-for-trading)

	As at 30 June 2007 RMB million	As at 31 December 2006 RMB million

Debt securities
Government bonds	629	148
Government agency bonds	12,197	1,915
Corporate bonds	1,346	2,083
Subordinated bonds/debts	322	325

Subtotal	14,494	4,471

Equity securities Funds	12,355	12,382
Common stocks	10,458	20,460
Warrants	14	56

Subtotal	22,827	32,898

Total	37,321	37,369

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

4	FINANCIAL ASSETS (CONTINUED)

4.4	Listed and unlisted investments at carrying value

	As at 30 June 2007 RMB million	As at 31 December 2006 RMB million

Listed debt securities in PRC
Government bonds	57,046	64,562
Corporate bonds	6,048	6,839

Subtotal	63,094	71,401

Unlisted debt securities in PRC
Government bonds	97,063	90,937
Government agency bonds	173,524	134,571
Corporate bonds	29,494	29,253
Subordinated bonds/debts	34,043	31,736

Subtotal	334,124	286,497

Listed equity securities in PRC
Common stocks
– listed in HK, PRC	6,939	6,884
– listed in mainland, PRC	65,618	43,301
Funds – listed in mainland, PRC	14,140	12,861
Warrants – listed in mainland, PRC	14	57

Subtotal	86,711	63,103

Unlisted equity securities in PRC
Funds	41,336	32,390
Common Stocks	2	–

Subtotal	41,338	32,390

Total	525,267	453,391

As at 30 June 2007, the amount of unlisted debt securities, contracted in the over-the-counter market, is RMB 313,949 million (31 December 2006: RMB260,289 million).

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

4	FINANCIAL ASSETS (CONTINUED)

4.5	Term deposits

	As at 30 June 2007 RMB million	As at 31 December 2006 RMB million

Maturing:
Within one year	43,500	57,930
After one year but within five years	122,900	111,901
After five years but within ten years	3,556	3,421
After ten years	2,170	2,224

Total	172,126	175,476

Included in term deposits are structured deposits of RMB4,531 million (31 December 2006: RMB4,646 million). The interest rate on these deposits fluctuates based on changes in interest rate indexes. The Group uses structured deposits primarily to enhance the returns on investments. Structured deposits are stated at amortised cost.

5	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The estimates and judgments to determine the fair value of financial assets and liabilities are described in Note 3.3 and Note 10 of 2006 annual financial statements, respectively.

The table below presents the estimated fair value and carrying value of financial assets and liabilities.

	Estimated fair value
	As at 30 June 2007 RMB million	As at 31 December 2006 RMB million

Debt securities	396,706	369,631
Equity securities	128,049	95,493
Term deposits (excluding structured deposits)	167,595	170,830
Structured deposits	4,347	4,419
Statutory deposits – restricted	5,473	5,353
Securities purchased under agreements to resell	2,047	–
Policy loans	3,678	2,371
Cash and cash equivalents	57,734	50,213
Long-term investment type insurance contracts	(276,110)	(276,241)
Investment contracts with DPF	(42,866)	(39,575)
Investment contracts without DPF	(2,408)	(2,459)
Securities sold under agreements to repurchase	(11,069)	(8,227)

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

5	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

	Carrying value
	As at 30 June 2007 RMB million	As at 31 December 2006 RMB million

Debt securities	397,218	357,898
Equity securities	128,049	95,493
Term deposits (excluding structured deposits)	167,595	170,830
Structured deposits	4,531	4,646
Statutory deposits – restricted	5,473	5,353
Securities purchased under agreements to resell	2,047	–
Policy loans	3,678	2,371
Cash and cash equivalents	57,734	50,213
Long-term investment type insurance contracts	(282,261)	(282,672)
Investment contracts with DPF	(49,727)	(45,998)
Investment contracts without DPF	(2,555)	(2,614)
Securities sold under agreements to repurchase	(11,069)	(8,227)

The Group issues contracts that transfer insurance risk or financial risk or both. The Group’s activities also expose it to a variety of financial risks. The management of insurance and financial risk are described in Note 4 of 2006 annual financial statements.

6	INSURANCE CONTRACTS

The assumptions used in the preparation of these condensed consolidated financial statements are disclosed in the notes to 2006 annual financial statements. The Group generally, when preparing interim financial statements, utilised the assumptions of prior year for the new business acquired. The major assumptions adopted in the development of liabilities arising from long-term insurance contracts are:

6.1	Process used to decide on assumptions

(i)	Investment return assumptions are based on estimates of future yields on the Group’s investments. In determining interest rate assumptions, the Group considers past investment experience, the current and future mix of its investment portfolio and trends in yields. The assumed rate of investment return in future years reflect increased investment in higher yielding securities, including corporate bonds, subordinated bonds/debts, longer duration debt securities and equity securities. The assumed rate of investment return and provision for adverse deviation used are as follows:

Year of policy issue	Interest rate assumptions	Provision for adverse deviation

Prior to 2003	3.80%-5.00%	0.25%-0.50%
2003	3.65%-5.00%	0.25%-0.50%
2004	3.70%-5.17%	0.25%-0.50%
2005	4.00%-5.20%	0.25%-0.50%
2006	4.60%-5.40%	0.25%-0.60%
Six months ended 30 June 2007	4.60%-5.40%	0.30%-0.60%

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

6	INSURANCE CONTRACTS (CONTINUED)

6.1	Process used to decide on assumptions (continued)

(ii)	Estimates are made for mortality and morbidity rates in each of the years that the Group is exposed to risk. The assumed mortality rates and morbidity rates, varying by age of the insured and contract type, are based upon expected experience at date of contract issue plus, where applicable, a margin for adverse deviation.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (1990-1993) and China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. Appropriate but not excessively prudent allowance is made for future mortality improvement on contracts that insure the risk of longevity, such as annuities. The main source of uncertainty with life insurance contracts is that epidemics such as Avian Flu, AIDS, SARS and wide- ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

The Group bases its morbidity assumptions for critical illness products on Taiwanese experience in the critical illness market, as the best proxy for the China’s market adjusted where appropriate to reflect the Group’s recent historical and projected future experience. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate liability if current morbidity assumptions do not properly reflect such secular trends.

(iii)	The assumption for policy administration expenses has been based on expected unit costs plus, where applicable, a margin for adverse deviation. Unit costs have been based on an analysis of actual experience. The unit cost factors are expressed on both a per-policy and a percent-of-premium basis, as follows:

	Individual Life		Group Life
Year of policy issue	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium

Prior to 2003	15.0	2.00%	15.0	2.00%
2003	12.5	1.75%	12.5	1.75%
2004	10.0 – 17.5	1.65%-2.55%	17.5	1.65%
2005	14.5 – 19.5	1.50%-1.80%	4.0	1.30%
2006	15.0 – 22.0	1.60%-1.85%	6.5	1.50%
Six months ended 30 June 2007	15.0 – 22.0	1.60%-1.85%	6.5	1.50%

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

6	INSURANCE CONTRACTS (CONTINUED)

6.2	Movements in liabilities for long-term traditional insurance contracts

The table below presents movement in the liabilities of long-term traditional insurance contracts:

	2007 RMB million	2006 RMB million

As at 1 January	172,875	124,656
Valuation premium	33,672	28,888
Liabilities released for death or other termination and related expenses	(10,842)	(5,710)
Accretion of interest	3,881	2,580
Other movements	445	1,252

As at 30 June	200,031	151,666

6.3	Movements in liabilities of long-term investment type insurance contracts

The table below presents movement in the liabilities of long-term investment type insurance contracts:

	2007 RMB million	2006 RMB million

As at 1 January	282,672	237,001
Deposits received	47,996	46,418
Deposits withdrawn	(47,483)	(8,713)
Fees deducted from account balances	(4,454)	(4,068)
Interest credited	3,530	3,073

As at 30 June	282,261	273,711

7	LIABILITIES OF INVESTMENT CONTRACTS

The table below presents movement of investment contracts:

	2007 RMB million	2006 RMB million

As at 1 January	48,612	44,102
Deposits received	15,708	14,682
Deposits withdrawn	(12,243)	(9,803)
Policy fees deducted from account balances	(445)	(271)
Interest credited	650	592

As at 30 June	52,282	49,302

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

8	NET INVESTMENT INCOME

	For the six months ended 30 June
	2007 RMB million	2006 RMB million

Debt securities	7,608	5,546
Term deposits and cash and cash equivalents	4,459	4,033
Equity securities	12,127	1,862
Policy loans	76	22
Securities purchased under agreements to resell	87	3

Subtotal	24,357	11,466

Securities sold under agreements to repurchase	(181)	(88)
Investment expenses	(105)	(37)

Total	24,071	11,341

9	NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months ended 30 June
	2007 RMB million	2006 RMB million

Debt securities
Gross realised gains	324	2
Gross realised losses	(7)	(6)
Impairments	(2,248)	–

Subtotal	(1,931)	(4)

Equity securities
Gross realised gains	4,358	501
Gross realised losses	(165)	–

Subtotal	4,193	501

Total	2,262	497

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

10	NET FAIR VALUE GAINS ON ASSETS AT FAIR VALUE THROUGH INCOME (HELD-FOR-TRADING)

	For the six months ended 30 June
	2007 RMB million	2006 RMB million

Debt securities	300	154
Equity securities	10,542	5,604

Total	10,842	5,758

11	NET PROFIT BEFORE INCOME TAX EXPENSES

Net profit before income tax expenses is stated after charging the following:

	For the six months ended 30 June
	2007 RMB million	2006 RMB million

Salary and welfare	1,896	1,703
Housing benefits	126	140
Contribution to the defined contribution pension plan	217	203
Depreciation	495	415
Loss on disposal of property, plant and equipment	–	1
Exchange loss	390	208

12	TAXATION

(a)	The amount of taxation charged to the condensed consolidated income statement represents:

	For the six months ended 30 June
	2007 RMB million	2006 RMB million

Current taxation – enterprises income tax	4,435	965
Deferred taxation	(3,015)	1,334

Taxation charges	1,420	2,299

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

12	TAXATION (CONTINUED)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 33% in the PRC is as follows:

		For the six months ended 30 June
		2007	2006
		RMB million	RMB million

Net profit before income tax expenses		24,832	11,310

Tax computed at the statutory tax rate of 33%		8,195	3,732
Non-taxable income	(i)	(3,719)	(1,449)
Additional tax liability from expenses not deductible for tax purposes	(i)	72	16
Effect on change in statutory tax rate	(ii)	(3,128)	–

Income taxes at effective tax rate		1,420	2,299

(i)	Non-taxable income includes mainly interest income from government bonds and fund distribution. Expenses not deductible for tax purposes include mainly salary, commission, brokerage and donation expenses in excess of deductible amounts as allowed by relevant tax regulations.

(ii)	On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the new “CIT Law”). The new CIT Law reduces the domestic corporate income tax rate from 33% to 25% with effect from 1 January 2008.

(c)	As at 30 June 2007, deferred income taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 25% except for those which are estimated to be settled by 31 December 2007 using a tax rate of 33%.

The movement on the deferred income tax liabilities account is as follows:

	2007	2006
	RMB million	RMB million

As at 1 January	19,022	7,982
Deferred taxation charged to income statement	(3,015)	1,334
Deferred taxation charged to equity	2,332	1,759

As at 30 June	18,339	11,075

13	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2007 are based on the weighted average number of 28,264,705,000 ordinary shares (for the six months ended 30 June 2006: 26,764,705,000).

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

14	DIVIDENDS

A dividend in respect of 2006 of RMB0.14 per ordinary share, amounting to a total dividend of RMB3,957 million, was approved and declared at the Annual General Meeting in June 2007.

15	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

Related parties are those parties which have the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 30 June 2007:

Significant related party	Relationship with the Company
China Life Insurance (Group) Company (“CLIC”)	The ultimate holding company
China Life Insurance Asset Management Company Limited (“AMC”)	A subsidiary of the Company
Guangdong Development Bank (“GDB”)	An associate of the Company
Beijing Zhongbaoxin Real Estate Development Co., Limited (“Zhongbaoxin”)	A subsidiary of a subsidiary of the ultimate holding company

(b)	Transactions with AMC, GDB, CLIC and its subsidiaries

The following table summarises significant transactions carried out by the Group with AMC, GDB, CLIC and its subsidiaries for the six months ended 30 June 2007.

	Note	For the six months ended 30 June
		2007	2006
		RMB million	RMB million

Transaction with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i)	698	743
Asset management fee earned from CLIC	(ii)	49	39
Rewards from CLIC for non-transferred policies	(iii)	70	–
Property leasing expense charged by CLIC	(iv)	33	84
Rentals, deposits and project payments to Zhongbaoxin	(v)	1	2
Purchase of property, plant and equipment from CLIC		488	–
Transaction with AMC
Asset Management fee expense charged by AMC	(ii)	161	131
Transaction with GDB
Brokerage fee charged by GDB	(vi)	1	–
Interest income earned from GDB		37	–

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

15	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with AMC, GDB, CLIC and its subsidiaries (continued)

Notes:

(i)	As part of the restructuring, CLIC transferred its entire branch services network to the Company. CLIC and the Company have entered into an agreement to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a service fee based on the estimated cost of providing the services, to which a profit margin is added. The service fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The policy management fee income is included in other income in condensed consolidated income statement.

(ii)	CLIC and the AMC have entered into an agreement, whereby CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee is calculated and payable on a monthly basis, by multiplying the average of balance of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. Such rate was determined with reference to the applicable management fee rate pre-determined for each specified category of assets managed by the AMC to arrive at a comprehensive service fee rate.

The Company and the AMC have entered into a separate agreement, whereby the Company agreed to pay the AMC a fixed service fee and a variable service fee. The fixed service fee is payable monthly and is calculated with reference to the net asset value of the assets in each specified category managed by the AMC and the applicable management fee rates pre-determined by the parties on an arm’s length basis. The variable service fee equals to 10% of the fixed service fee per annum payable annually. The service fees were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed.

Although the description of the service fee rates under the two agreements are different, the ultimate comprehensive service fee rate calculated under each of these two agreements is basically the same.

The asset management fee charged to the Company by AMC is eliminated through the condensed consolidated income statement.

(iii)	The Company assisted CLIC to mitigate business risk arising from non-transferred policies, and received a fee income of RMB70 million from CLIC as the reward for such non-transferrable policies for the six months ended 30 June 2007.

(iv)	The Company has entered into a property leasing agreement with CLIC, pursuant to which CLIC agreed to lease to the Company some of its owned and leased buildings. The annual rent payable by the Company to CLIC in relation to the CLIC owned properties is determined by reference to market rent or, the costs incurred by CLIC in holding and maintaining the properties, plus a margin of approximately 5%. The annual rent payable by the Company to CLIC in relation to the CLIC leased properties is determined by reference to the rent payable under the head lease plus the actual costs incurred by CLIC arising in connection with the subletting of the properties. The Company has directly paid the relevant rental expenses raised from CLIC leased properties to the third-party instead of CLIC.

(v)	The Group made certain project payments to third parties through Zhongbaoxin and paid other miscellaneous expenditures mainly comprised of rentals and deposits to Zhongbaoxin.

(vi)	On 29 April, 2007, the Company and GDB entered into a five year individual bank insurance agency agreement. All insurance products suitable for delivery through bank channel are involved in the agreement. GDB will provide services, including selling insurance products, receiving premiums, paying benefits. The company has agreed to pay commission fees as follows: 1) A monthly service fee, calculated on a monthly basis, by multiplying total premium received and a fixed commission rate. 2) A monthly commission fee, calculated on a monthly basis, by multiplying number of policy being handled and fixed commission rate which is not more than RMB 1 per policy, where GDB handles premiums receipts and benefits payments.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

15	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Amounts due from/to GDB, CLIC and its subsidiaries

The following table summarises the resulting balance due from and to GDB, CLIC and its subsidiaries. The balance is non-interest bearing, unsecured and has no fixed repayment terms except for the deposits in GDB.

	As at 30 June 2007 RMB million	As at 31 December 2006 RMB million
Amount due from CLIC	715	996
Amount due to CLIC	(49)	(3)
Dividends due to CLIC	(2,705)	—
Amount deposited with GDB	3,722	—
Amount due from Zhongbaoxin	1	1

(d)	Key management compensation

	For the six months ended 30 June
	2007 RMB million	2006 RMB million
Salaries and other short-term employee benefits	14	6
Termination benefits	—	—
Post-employment benefits	—	—
Other long-term benefits	—	—
Share-based payments	—	5

Total	14	11

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

15	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(e)	Transactions with state-owned enterprises

Under HKAS 24, business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state- owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties.

As at 30 June 2007, more than 85% (as at 31 December 2006: more than 70%) of bank deposits were with state-owned banks; approximately 98% (as at 31 December 2006: approximately 95%) of the issuers of corporate bonds and subordinated bonds/debts held by the Group were state-owned enterprises. For the six months ended 30 June 2007, more than 60% (for the six months ended 30 June 2006: approximately 60%) of the group insurance business of the Group were with state-owned enterprises; approximately 84% (for the six months ended 30 June 2006: approximately 90%) of bank assurance brokerage charges of RMB1,351 million (for the six months ended 30 June 2006: RMB1,199 million) were paid to state-owned banks and post office; almost all of the reinsurance agreements of the Group are entered into with a state-owned reinsurance company; more than 85% (for the six months ended 30 June 2006: more than 65%) of bank deposit interest income were from state-owned banks.

16	SHARE CAPITAL

	As at 30 June 2007		As at 31 December 2006
	No. of shares	RMB million	No. of shares	RMB million
Registered, issued and fully paid Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

17	CONTINGENCIES

The following is a summary of the significant contingent liabilities:

			As at 30 June 2007 RMB million	As at 31 December 2006 RMB million
Pending lawsuits	(b	)	54	54

(a)	The Company and certain of its past directors (the “defendants”) have been named in nine putative class action lawsuits filed in the United States District Court for the Southern District of New York between 16 March 2004 and 14 May 2004. The lawsuits have been ordered to be consolidated and restyled In re China Life Insurance Company Limited Securities Litigation, NO.04 CV 2112 (TPG). Plaintiffs filed a consolidated amended complaint on 19 January 2005, which names the Company, Wang Xianzhang (past director), Miao Fuchun (past director) and Wu Yan (past director) as defendants. The consolidated amended compliant alleges that the defendants named therein violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. The Company has engaged U.S. counsel to contest vigorously on the lawsuits. The defendants jointly moved to dismiss the consolidated amended complaint on 21 March, 2005. Plaintiffs then further amended their complaint. Defendants moved to dismiss the second amended compliant on 18 November 2005. That motion has been fully briefed and is pending before the Court. The likelihood of an unfavourable outcome is still uncertain. No provision has been made with respect to these lawsuits.

(b)	The Group has been named in a number of lawsuits arising in the ordinary course of business. Provision has been made for the probable losses to the Group on those claims when management can reasonably estimate the outcome of the lawsuits taking into account the legal advice. No provision has been made for pending lawsuits when the outcome of the lawsuits cannot be reasonably estimated or management believes a loss is not probable.

Commission File Number 001-31914

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

18	COMMITMENTS

(a)	Capital commitments

(i)	Capital commitments for property, plant and equipment

	As at 30 June 2007 RMB million	As at 31 December 2006 RMB million
Contracted but not provided for	183	990

(ii)	Capital commitments to invest in Bohai Venture Capital Fund

The Group committed to contribute RMB500 million to Bohai Venture Capital Fund and RMB5 million to Bohai Venture Capital Fund Management Company of which RMB52 million had been paid as at 30 June 2007. The remaining RMB453 million will be paid when called.

(b)	Operating lease commitments

The future minimum lease payments under non-cancelable operating leases are as follows:

	As at 30 June 2007 RMB million	As at 31 December 2006 RMB million
Land and buildings
Not later than one year	181	242
Later than one year but not later than five years	254	386
Later than five years	24	50

Total	459	678

The operating lease payments charged to the condensed consolidated income statement for the six months ended 30 June 2007 was RMB189 million (for the six months ended 30 June 2006: RMB187 million).

Commission File Number 001-31914

Supplementary Information For ADR Holders

RECONCILIATION OF HKFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

The consolidated financial statements of the Group have been prepared in accordance with HKFRS. There are no material differences between HKFRS and US GAAP that had an effect on net profit for the six months periods ended 30 June 2007 and 2006 and shareholders’ equity as at 30 June 2007 and 31 December 2006.

Commission File Number 001-31914

Other Information

DISCLOSURE OF DIRECTORS’ AND SUPERVISORS’ INTERESTS IN SHARES

As at 30 June, 2007, save as disclosed below, none of the Directors, Supervisors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) that were recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

Name of company	Name of director	Capacity	Nature of interests	Type of Shares	Number of Shares held	Percentage of the respective type of Shares	Percentage of the total number of Shares in issue
China Life Insurance Company Limited	Ngai Wai Fung	Beneficial owner	Personal	H Shares	2,000(L)	0.000026877	0.000007076

The letter “L” denotes a long position.

Commission File Number 001-31914

Other Information

INTEREST OF SUBSTANTIAL SHAREHOLDERS OF THE COMPANY

So far as is known to any directors and chief executive of the Company, as at 30 June 2007, the following persons (other than the directors, supervisors and chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange:

Name of Substantial Shareholder	Capacity	Type of Shares	Number of Shares held		Percentage of the respective type of Shares	Percentage of the total number of Shares in issue
China Life Insurance (Group) Company	Beneficial owner	Domestic Shares	19,323,530,000	(L)	92.8	68.4
Lee Shau Kee (1)	Founder of discretionary trusts & interest of controlled corporations	H Shares	428,358,620	(L)	5.76	1.52
Leeworld (Cayman) Limited (1)	Trustee	H Shares	428,358,620	(L)	5.76	1.52
Leesons (Cayman) Limited (1)	Trustee	H Shares	428,358,620	(L)	5.76	1.52
Lee Financial (Cayman) Limited (1)	Interest of controlled corporations	H Shares	428,358,620	(L)	5.76	1.52
Shau Kee Financial Enterprises	Interest of controlled	H Shares	428,358,620	(L)	5.76	1.52
Limited (1)	corporations
Richbo Investment Limited (1)	Beneficial owner	H Shares	428,358,620	(L)	5.76	1.52
Citigroup Inc. (2)	Interest of corporation controlled by Citigroup Inc.,person having asecurity interest inshares, custodian/approved lendingagent	H Shares	378,410,192	(L)	5.09	1.34
			163,491,483	(S)	2.20	0.58
			24,514,000	(P)	0.33	0.09

Deutsche Bank Aktiengesellschaft (3)	Beneficial owner, investment manager and person having a security interest in shares	H Shares	779,785,361	(L)	10.48	2.76
			799,651,491	(S)	10.75	2.83

JPMorgan Chase & Co. (4)	Beneficial owner, investment manager and custodian corporation/ approved lending agent	H Shares	546,423,668	(L)	7.34	1.93
			447,063,370	(S)	6.01	1.58
			184,201,160	(P)	2.48	0.65

KBC Group N.V. (5)	Interest of corporation controlled by KBC Group N.V.	H Shares	669,725,133	(L)	9.00	2.37
			890,894,837	(S)	11.97	3.15

Societe Generale	Beneficial owner and investment manager	H Shares	443,936,184	(L)	5.96	1.57
			515,675,894	(S)	6.93	1.82
UBS AG (6)	Beneficial owner, person having a security interest in shares and interest of corporation controlled by UBS AG	H Shares	448,303,077	(L)	6.02	1.59
			309,765,831	(S)	4.16	1.10

Commission File Number 001-31914

Other Information

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

Note (1):	These references to 428,358,620 H Shares relate to the same block of shares in the Company.

These 428,358,620 H shares were held by Richbo Investment Limited (“Richbo”), an indirect wholly-owned subsidiary of Shau Kee Financial Enterprises Limited (“Shau Kee Financial”). Lee Financial (Cayman) Limited (“Lee Financial”) as trustee of a unit trust (the “Unit Trust”) owned all the issued shares of Shau Kee Financial. Leeworld (Cayman) Limited (“Leeworld”) and Leesons (Cayman) Limited (“Leesons”), as trustees of respective discretionary trusts, held units in the Unit Trust. Mr. Lee Shau Kee owned the entire issued share capital of Lee Financial, Leeworld and Leesons. Accordingly, Mr. Lee Shau Kee, Lee Financial, Leeworld, Leesons, Shau Kee Financial and Richbo were taken to have an interest in these 428,358,620 H shares.

Note (2):	Citigroup Inc. was interested in a total of 378,410,192 H shares in accordance with the provisions of Part XV, SFO. of these shares, Citigroup Global Markets Financial Products LLC, Citigroup Global Markets Inc., Citicorp Trust Bank, Citibank N.A., and Citigroup Global Markets Ltd were interested in 208,235,734 H shares, 1,663,830 H shares, 30,000 H shares, 62,282,213 H shares and 106,198,415 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Citigroup Inc.

Included in the 378,410,192 H shares are 24,514,000 H shares (0.33%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules.

In addition, Citigroup Inc. held by way of attribution a “short position” as defined under Part XV, SFO in 163,491,483 H shares (2.20%).

Note (3):	Deutsche Bank Aktiengesellschaft was interested in a total of 779,785,361 H shares in accordance with the provisions of Part XV, SFO. Of these shares, Deutsche Asset Management (Asia) Limited, Deutsche Asset Management International GmbH, Deutsche Asset Management Investmentgesellschaft mbH, DWS Investment GmbH, DWS Investment S.A. Luxemburg, Deutsche Bank AG Frankfurt, Deutsche Vermogensbildungsgesellschaft mit beschrankter Haftung, Deutsche Bank (Suisse) S.A., Deutsche Bank AG Singapore Branch and Deutsche Bank Securities Inc. were interested in 19,869,000 H shares, 1,355,000 H shares, 179,490 H shares, 4,000,000 H shares, 10,000,000 H shares, 25,500 H shares, 247,000 H shares, 55,000 H shares, 152,000 H shares and 3,990 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of Deutsche Bank Aktiengesellschaft.

Deutsche Bank Aktiengesellschaft held by way of attribution a “short position” as defined under Part XV, SFO in 799,651,491 H shares (10.75%).

Note (4):	JPMorgan Chase & Co. was interested in a total of 546,423,668 H shares in accordance with the provisions of Part XV, SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JPMorgan Asset Management (UK) Limited, JF Asset Management (Singapore) Limited – Co Reg #:197601586K, JF Asset Management Limited, JF International Management Inc., JPMorgan Asset Management (Canada) Inc., J.P. Morgan Securities Ltd., J.P. Morgan Whitefriars Inc., JPMorgan Asset Management (Japan) Limited and J.P. Morgan International Bank Limited were interested in 185,067,160 H shares, 8,968,612 H shares, 8,804,409 H shares, 16,258,000 H shares, 195,063,000 H shares, 1,437,000 H shares, 265,000 H shares, 9,833,000 H shares, 111,965,487 H shares, 8,730,000 H shares and 32,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 546,423,668 H shares are 184,201,160 H shares (2.48%) which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules.

In addition, JPMorgan Chase & Co. held by way of attribution a “short position” as defined under Part XV, SFO in 447,063,370 H shares (6.01%).

Note (5):	KBC Group N.V. was interested in a total of 669,725,133 H shares in long position and 890,894,837 H shares in short position in accordance with the provisions of Part XV, SFO. These H shares interests were held by KBC Investments Hong Kong, a wholly- owned subsidiary of KBC Bank N.V. KBC Group N.V. is the indirect controlling shareholder of KBC Bank N.V.

Note (6):	UBS AG was interested in a total of 448,303,077 H shares in accordance with the provisions of Part XV, SFO. of these shares, UBS Fund Management (Switzerland) AG, UBS Fund Services (Luxembourg) SA, UBS Global Asset Management (Americas) Inc., UBS Global Asset Management (Australia) Inc., UBS Global Asset Management (Canada) Inc., UBS Global Asset Management (Hong Kong) Ltd., UBS Global Asset Management (Japan) Ltd, UBS Global Asset Management (Singapore) Ltd, UBS Global Asset Management (UK) Limited, UBS Securities LLC and UBS Bank (Canada) were interested in 4,321,000 H shares, 368,000 H shares, 2,010,000 H shares, 65,000 H shares, 315,000 H shares, 11,327,500 H shares, 2,788,000 H shares, 12,035,000 H shares, 5,343,000 H shares, 24,615,670 and 150,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of UBS AG.

In addition, UBS AG held by way of attribution a “short position” as defined under Part XV, SFO in 309,765,831 H shares (4.16%).

Commission File Number 001-31914

Other Information

Save as disclosed above, the directors and chief executive of the Company are not aware that there is any person who, as at 30 June, 2007, had an interest or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SHARES

For the six months ended 30 June 2007, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s shares.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS

BY DIRECTORS AND SUPERVISORS OF THE COMPANY

After making specific inquiries to all the directors and supervisors of the Company, they have confirmed that they had complied with the Model Code for Securities Transactions by Directors of Listed Issuers (“Model Code”) as set out in Appendix 10 of the Listing Rules between the period of 1 January 2007 and 30 June 2007. The Board has established guidelines on no less exacting terms than the Model Code for directors and supervisors of the Company in respect of their dealings in the securities of the Company.

REVIEW BY AUDIT COMMITTEE

The Audit Committee together with external auditors engaged by the Company has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended 30 June 2007.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES OF THE LISTING RULES

The Company has implemented a full set of corporate governance practices, and strongly believes that through fostering sound corporate governance, the Company can further enhance its transparency and accountability. This also helps the Company to achieve its goals and enable the Company to operate in a more regulated manner and boost the confidence of investors.

For the six months ended 30 June 2007, the Company complied with all the code provisions under the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules.